Exhibit 3.4

WELLSFORD REAL PROPERTIES, INC.

AMENDMENT TO BYLAWS

Section 2 of Article II of the Bylaws of Wellsford Real Properties, Inc. (the “Corporation”) is hereby deleted in its entirety and the following new Section 2 is substituted in lieu thereof:

Section 2.          ANNUAL MEETING. An annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be held on a date and at the time set by the Board of Directors during the month of June in each year.

Except as expressly amended hereby, the Bylaws of the Corporation shall continue in full force and effect in accordance with the provisions thereof.